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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos


03024470

Date: Thu 10 Jul 2003 04:02:32 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Weekly Drilling Summary for w/e 19 July

Number of pages (incl. cover sheet): 5

dlw 7/11

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 10TH July 2003

Wildcat Exploration Wells

NO EXPLORATION DRILLING WAS UNDERTAKEN DURING THE REPORTING PERIOD.

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 10th July, 2003 Santos Limited also participated in 1 delineation and 5 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 10TH July 2003

Near Field Exploration / Appraisal Wells

Mumme 1

Type	Gas Delineation	
Location	Texas, USA West Borchers Prospect, Goliad County.	
Status at 0600hrs 10/07/03	Rigging to cement surface casing. The current depth and progress for the week is 767m. Mumme 1 spudded on 05/07/03.	
Planned Total Depth	3750m	
Interest	Santos Group	70%
Operator	Santos Group	

During the week ending 10th July, 2003 Santos Limited also participated in 1 delineation and 5 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 10TH July 2003

Development Wells

Alwyn 6

Type	Oil Development	
Location	South Australia, Cooper Basin PPL 36 (Former Nappacoongee-Murteree Block), 0.4km W of Alwyn 1 and some 50km SSE of the Moomba Gas Plant.	
Status at 0600hrs 10/07/03	Cementing production casing pending completion as a future Early Cretaceous Oil Producer. The well reached its total depth of 1317m within the week. The well spudded on 03/07/03 and is expected to rig release later today.	
Planned Total Depth	1315m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources NL	4.75%
	Basin Oil NL	2.10%
Operator	Santos Group	

Goyder 4

Type	Gas Development	
Location	South Australia, Cooper Basin PPL 135 (Former Nappacoongee-Murteree Block), 0.19km W of Goyder 1, 0.85 km NE of Goyder 2 and some 40km SE of the Moomba Gas Plant.	
Status at 0600hrs 10/07/03	Drilling ahead. The current depth and progress for the week is 1547m. Goyder 4, spudded on 05/07/03.	
Planned Total Depth	2110m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources NL	4.75%
	Basin Oil NL	2.10%
Operator	Santos Group	

Cowralli 7

Type	Gas Development	
Location	South Australia, Cooper Basin PPL 91 (Former Patchawarra Southwest Block), 0.93km SSE of Cowralli 2, 1.7km ENE of Cowralli 4, and some 32km NW of the Moomba Gas Plant.	
Status at 0600hrs 10/07/03	Cowralli 7 has been cased and suspended pending completion as a future Permian Gas Producer. The well reached a total depth of 3234m with 223m progress for the week. The rig was released on 09/07/03 and is currently moving to Big Lake 75, a Gas Development Well in PPL 11.	
Planned Total Depth	3240m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources NL	4.75%
	Basin Oil NL	2.10%
Operator	Santos Group	

Santos

Week Ending 10TH July 2003

Development Wells (Continued)

Pelican 8

Type	Oil Development
Location	South Australia, Cooper Basin PPL 17 (Former Merrimelia - Innamincka Block), 0.28km W of Pelican 1, 0.28km S of Pelican 2, and some 35km N of the Moomba Gas Plant.
Status at 0600hrs 10/07/03	Pelican 8 has been cased and suspended pending completion as a future Early Cretaceous/Jurassic Oil and Permian Gas producer. The well reached a total depth of 2772m with no progress for the week. A post logging Drill Stem Test of the Early Cretaceous Namur Sandstone over the interval 1707m – 1716m, flowed 42° API oil to surface at a rate of 53.4 cubic metres per day (336 BOPD) with an associated 37.2 cubic meters of water per day (234 BWPD) through a 13mm (1/2" surface choke. Additional oil shows through the Jurassic Birkhead Formation were not tested in this well. The rig was released on 08/07/03, and is currently moving to Moomba 166, a horizontal Oil Development well in PPL 8.
Planned Total Depth	2717m
Interest	Santos Group 59.75% Delhi 20.21% Origin Energy Resources Ltd 13.19% Novus Australia Resources NL 4.75% Basin Oil NL 2.10%
Operator	Santos Group

Bayu Undan Development Program

Type	Gas/Condensate Horizontal Development
Location	Timor Sea 6 well batch drilling program from Platform BU-WP1, 3km N of Bayu 1, and some 500km WNW of Darwin. All phase one wells are drilled from this platform and will TD in PSC 03-13 (formerly 91-13) of the JPDA.
Status at 0000hrs 10/07/03	**BU-W02A: Running completion operations.**
Planned Total Measured Depth	3909-6095m
Interest	Santos Group 11.8%
Operator	Conoco Phillips

During the week ending 10th July, 2003 Santos Limited also participated in 1 delineation and 5 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Fri 11 Jul 2003 04:29:10 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos news release - OCA shares

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

newsrelease

11 July 2003

Origin Energy offer to acquire Oil Company of Australia shares

Santos Ltd has, subject to the satisfaction of certain conditions, agreed to accept an off-market take-over bid of $4.25 per share announced by Origin Energy Limited ("Origin") for Oil Company of Australia ("OCA") in respect of 2.9 million shares in OCA held by the Santos Group.

Apart from Santos' commitment for 2.9 million OCA shares, the Santos Group holds a further 11.8 million shares in OCA.

Santos will consider the Origin offer in respect of its remaining holding in OCA, taking into account the Independent Expert's Report, which will accompany the target's statement, the recommendation of the OCA Independent Director and any other offers that eventuate.

Santos has held shares in OCA since 1987.

The book value of the shares held by Santos is currently $1.13.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graeme Bethune, General Manager Business Development
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)